June 25, 2007

BY EDGAR

Mr. Terence O'Brien
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 7010
100 F Street, NE
Washington, D.C. 20549-7010

RE: Rock of Ages Corporation
Form 10-K for the fiscal year ended December 31, 2006
Filed April 2, 2007
File No. 0-29464

Dear Mr. O'Brien:

This letter sets forth the responses of Rock of Ages Corporation, a Delaware corporation (the "Company"), to the comments of the staff of the Securities and Exchange Commission (the "Staff") set forth in the Staff's letter of June 18, 2007 (the "Comment Letter") to Nancy Rowden Brock, Senior Vice President, Chief Financial Officer and Treasurer of the Company, regarding the above-referenced annual report on Form 10-K (the "Form 10-K").* For the convenience of the Staff, we have restated in this letter each of the comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the comments in the Comment Letter. Capitalized terms used and not defined regarding the Form 10-K have the meanings given them in the Form 10-K. All references to page numbers and captions correspond to the page numbers and captions in the Form 10-K.

*We note that on May 25, 2007, the Company filed a Form 10-K/A which revised certain information in the Form 10-K unrelated to the information which is the subject of the Staff's comments.

Mr. Terence O'Brien
Branch Chief
Division of Corporation Finance

Form 10-K for the year ended December 31, 2006

Management's Discussion and Analysis, page 20

Results of Operations, page 23

1.    We note your discussion of sales and gross profit activity for fiscal years 2006 and 2005 by segment. For example, you state on page 24 that revenues in your quarry operations for the year ended December 31, 2006 declined 10% from 2005, attributing the decrease to numerous factors related to demand, import substitutions, production challenges, low recoveries, development work and lower productivity, and that the increase in gross profit margin for the manufacturing segment during 2005 was the result of the positive effect higher revenues have on reducing fixed costs as a percentage of revenue in your operations, as well as higher revenues from mausoleum and feature memorials which typically have above average gross margins on page 26. In future filings, please quantify the effects of the various sources you have identified that have attributed to such increases and decreases. For example, variances in sales volumes should be quantified pursuant to Item 303(a)(3)(iii) of Regulation S-K.

    The Company acknowledges the Staff's comment. In future filings we will quantify to the extent reasonably practicable the effects of the various sources, including variances in sales volumes, which we identify as having contributed to the increases and decreases in revenues and gross profit for the applicable period(s) as disclosed in such filing(s).

(1) Summary of Significant Accounting Policies, page ix

(p) Investments, page xiv

2.    You state on page 4 that you own 50% of Rock of Ages Asia, which currently sells granite blocks for you on a commission basis. Please tell us and disclose in future filings how you account for this investment. Please also give us the significance test calculations referenced in Rule 3-09 of Regulation S-X.

    The Company acknowledges the Staff's comment. We have a 50% ownership interest in Rock of Ages Asia, which is based in Osaka, Japan. Rock of Ages Asia receives commissions on the Company's granite blocks sold primarily in China and manufactured there into memorials shipped into Japan and sold in Japan to a small distribution group which sells memorials carrying trade names owned by the Company. Rock of Ages Asia also has agreements with various wholesalers and retailers in Japan licensing them to use these trade names and receives royalties for memorials sold bearing these trade names whether or not the granite is sourced from the Company. In 2006, Rock of Ages Asia earned $6,300 in commissions on sales of the Company's blocks as described above and, by agreement with Rock of Ages Asia, the Company applied the $6,300 to reduce outstanding advances to Rock of Ages Asia made by the Company in prior years. Our investment in Rock of Ages Asia is accounted for using the equity method. We will include this disclosure (updated as appropriate for the most recent fiscal year) in future filings.

Mr. Terence O'Brien
Branch Chief
Division of Corporation Finance

We are providing the following information in response to the Staff's request to provide the significance test calculations for Rock of Ages Asia for the year ended December 31, 2006, pursuant to Rule 3-09 of Regulation S-X:

  The Company's investment in Rock of Ages Asia at December 31, 2006 was zero. The investment had been reduced in prior years to reflect our share of losses.
  The balance of advances to Rock of Ages Asia at December 31, 2006 was $21,223.
  Total assets of Rock of Ages Asia at December 31, 2006 were $54,107.
  The Company's total assets at December 31, 2006 were $94,388,000; 20% of this number is $18,877,600.

Significance Tests	12/31/2006
Investment/Advances
Investment/Advances in Rock of Ages Asia	$21,233
Total Assets of Rock of Ages Corporation	94,388,000

Percent	0.02%

> 20%	No

Proportionate Share of Assets
Assets of Rock of Ages Asia	$54,107
Total Assets of Rock of Ages Corporation	94,388,000

Percent	0.06%

> 20%	No

Mr. Terence O'Brien
Branch Chief
Division of Corporation Finance

    We have shown the calculations for the year ended December 31, 2006. Prior years' calculation results were similar.

    Accordingly, we conclude that Rock of Ages Asia does not meet the definition of a significant subsidiary within the meaning of Rule 3-09 of Regulation S-X.

* * *

As requested by the Staff, the Company acknowledges that:

    (i)     The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

    (ii)    Staff comments or changes to disclosure in response to Staff comments with respect to a filing do not foreclose the Commission from taking any action with respect to such filing; and

    (iii)    The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

    If you have any questions regarding the foregoing, please contact the undersigned or Michael B. Tule, Esq. at (800) 884-7936.

Very truly yours, ROCK OF AGES CORPORATION

/s/Nancy Rowden Brock
Nancy Rowden Brock Senior Vice President, Chief Financial Officer and Treasurer

cc:    Securities and Exchange Commission
        Jenn Do
        Al Pavot

        Skadden, Arps, Slate, Meagher & Flom LLP
        Kent A. Coit, Esq.